Exhibit 99.1

INX to be Acquired by Republic for up to US$60 million

Creating a One-Stop Hub for Web3 and Traditional Investors – Bringing INX and Republic’s Shared Vision to Life

Toronto, Canada, and New York, NY, April 3, 2025 – The INX Digital Company, Inc. (Cboe CA: INXD, OTCQB: INXDF, INXATS: INX) (“INX” or the “Company”) announces that it has entered into an arrangement agreement dated April 3, 2025 (the “Arrangement Agreement”) with OpenDeal Inc. (d/b/a Republic) (“Republic”) in connection with a transaction (the “Arrangement”) that values the Company’s equity at up to US$60 million (assuming the Rollover Share Limit (as defined below) is achieved). Under the terms of the Arrangement Agreement, on closing, Republic Strategic Acquisition Co LLC (the “Purchaser”), a wholly-owned subsidiary of Republic, will acquire all of the issued and outstanding common shares of INX (the “Shares”), other than those Shares already owned by Republic, for an aggregate amount of up to US$54.8 million, where up to US$18.8 million in consideration will be provided to the Rollover Shareholders (as defined below), as further described below, and fixed consideration of US$36 million will be paid by Republic to the non-Rollover Shareholders. With respect to the consideration to be provided to the non-Rollover Shareholders, US$20 million will be paid by Republic in cash upon completion of the Arrangement and US$16 million will be paid by Republic 18 months following the Escrow Deposit Date (which is defined in the Arrangement Agreement) pursuant to the terms of a contingent value rights agreement (the “CVR Agreement”).

Based on the number of Shares held by Republic and the Rollover Shareholders as of the date hereof, the combined cash and contingent value right (“CVR”) consideration payable to the non-Rollover Shareholders under the Arrangement (assuming full payment of the CVRs) represents a premium of approximately 457% to the closing price of C$0.05 on the Cboe Canada Inc. of the Shares on April 2, 2025 (based on an exchange ratio of C$1 to US$0.70 on such date).

The terms of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Republic and INX that were supervised by a committee of independent directors (the “Special Committee”) of INX’s board of directors (the “Board”).

Rationale for the Transaction

INX and Republic are coming together with a shared vision—to make regulated investment opportunities more accessible to both retail and institutional investors. The transaction strengthens Republic’s position in the blockchain investment space, creating a seamless pathway for raising capital, trading security tokens, and engaging in secondary market opportunities across digital assets, RWAs, and cryptocurrencies.  Following the transaction, Republic—which is already a shareholder in INX—will fully integrate INX into its operations.

This combination has already proven its strength through initiatives like the recent launch of Hamilton Lane’s Private Infrastructure Fund and the Republic Note listing on the INX.One platform. These successes highlight the power of the combined entity that will be the result of the transaction, creating an investment ecosystem that bridges traditional and blockchain-based finance.

For retail investors, this means access to a wider range of tokenized assets and new opportunities to trade in a regulated environment. For companies and issuers, it provides a straightforward, compliant way to raise capital through tokenization. Institutional investors will benefit from a structured market for real-world assets and security tokens, with improved liquidity and efficiency. With Republic leading the charge on primary offerings and INX providing a regulated platform for secondary market trading, the combined entity creates a seamless, more dynamic investment experience.

“This is a defining moment for INX and the future of digital finance. Joining forces with Republic accelerates our vision of a fully regulated, tokenized economy that empowers investors globally. Together, we’re setting a new standard for how real-world assets and digital securities are issued, traded, and managed. By combining INX’s expertise in security token and cryptocurrency trading with Republic’s global investment reach, the merged entity will offer a full investment lifecycle in a regulated and scalable ecosystem—bridging traditional finance and blockchain technology,” commented Shy Datika, Founder and CEO of INX.

“This acquisition is about more than just expansion—it’s about reshaping access to financial markets. Republic and INX are building the infrastructure that bridges traditional finance with blockchain, creating new opportunities for investors at every level. We’re proud to bring our expertise together to make tokenized investing more accessible, compliant, and scalable,” added Andrew Durgee, Co-CEO of Republic.

Transaction Details

In connection with the Arrangement, Shy Datika, Founder and CEO of INX, and a company wholly-owned by Mr. Datika (the “Rollover Shareholders”) have entered into rollover agreements (“Rollover Agreements”) with Republic, pursuant which such shareholders have agreed to exchange their Shares (“Rollover Shares”) for simple agreements for future equity (“SAFEs”) of Republic that have a face value equal to the number of Shares being transferred by such Rollover Shareholders pursuant to the Rollover Agreements multiplied by the per Share value that the non-Rollover Shareholders will receive pursuant to the Arrangement, assuming full payment of the CVR. Further details regarding the terms of the SAFEs will be included in the Circular (as defined below).

Prior to the Special Meeting (as defined below), subject to applicable law, additional shareholders of INX may enter into Rollover Agreements, provided that the aggregate percentage of Rollover Shares must not exceed, together with the Shares held by Republic, 40% of the issued and outstanding Shares at close (the “Rollover Share Limit”). Currently 26.32% of the issued and outstanding Shares at close are subject to Rollover Agreements or are owned by Republic. As a result, the final purchase price will value the Company’s equity between US$48.9 million and US$60 million (assuming full payment of the CVRs) depending on whether additional shareholders enter into Rollover Agreements.

The combined cash and CVR consideration payable to the non-Rollover Shareholders under the Arrangement will be between US$0.1948 and US$0.2379 per Share (assuming full payment of the CVRs) and will depend on the number of total Rollover Shares. If the Rollover Share Limit is not achieved, the consideration to be provided to the Rollover Shareholders with respect to their Rollover Shares will be reduced pro rata with the consideration to be provided to the non-Rollover Shareholders.

The transaction will be completed pursuant to a court-approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia) and is subject to satisfaction of certain closing conditions, including court approval, the approval of the shareholders of the Company (as further described below), and certain regulatory approvals.

The Arrangement Agreement contains customary non-solicitation provisions prohibiting INX from soliciting competing acquisition proposals, as well as “right to match” provisions in favor of the Purchaser. The Arrangement Agreement provides for a US$10 million break fee payable to the Purchaser if the Arrangement Agreement is terminated in certain circumstances, including in the context of a change of recommendation by the Board or the termination of the Arrangement Agreement by INX to accept a superior proposal. The Arrangement Agreement also provides for payment by the Purchaser to INX of a reverse break fee of US$10 million if the Arrangement Agreement is terminated in certain specified circumstances, including as a result of a breach of the obligations of Republic or the Purchaser under the Arrangement Agreement.

Completion of the Arrangement will be subject to various closing conditions, including the approval of at least (i) two-thirds (66 2/3%) of the votes cast by INX shareholders present in person or represented by proxy at the special meeting of the INX shareholders scheduled to be called to approve the Arrangement (the “Special Meeting”), voting as a single class (each holder of Shares being entitled to one vote per Share), and (ii) the approval of the majority of the holders of Shares present in person or represented by proxy at the Special Meeting, excluding the votes of Republic, the Rollover Shareholders and any other INX shareholders whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions in the context of a “business combination”. Further details regarding the applicable voting requirements will be contained in a management information circular (“Circular”) to be filed and mailed to INX shareholders in connection with the Special Meeting to approve the Arrangement.

The Arrangement is expected to close within eight months following the date of the Arrangement Agreement, subject to the satisfaction of the closing conditions.

Each CVR is a direct obligation of Republic. The CVRs will not be listed on any market or exchange, and may not be sold, assigned, transferred, pledged or encumbered in any manner, other than in the limited circumstances set out in the Arrangement Agreement. The CVRs will not represent any equity or ownership interest in INX, Republic or any affiliate thereof (or any other person) and will not be represented by any certificates or other instruments. The CVRs will not have any voting or dividend rights, and no interest will accrue on any amounts payable on the CVRs to any holder thereof.

Copies of the definitive Arrangement Agreement (including the form of the CVR Agreement to be entered into prior to completion of the Arrangement) and the Circular for the Special Meeting will be filed with Canadian securities regulators and will be available on the SEDAR+ profile of INX at www.sedarplus.com. INX shareholders are urged to read those and other relevant materials when they become available.

Fairness Opinion

Origin Merchant Partners (“Origin”) was retained by the Special Committee to provide financial advice and deliver a fairness opinion on the Arrangement. Origin delivered an oral opinion to the Special Committee and the Board that, as of April 2, 2025, and subject to the assumptions, limitations and qualifications to be set forth in Origin’s written fairness opinion that will be included in the Circular, the consideration to be received by the INX shareholders (other than Republic or the Rollover Shareholders) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such shareholders.

Unanimous Approval of Special Committee and Board of Directors

Based upon the unanimous recommendation of the Special Committee, the Board (with Mr. Datika abstaining) determined that the Arrangement is in the best interest of INX, approved the execution of the Arrangement Agreement and unanimously recommends that the INX shareholders (other than Republic and the Rollover Shareholders) vote in favor of the special resolution to approve the Arrangement (the “Arrangement Resolution”) at the Special Meeting. Each of the independent directors and senior officers (other than Mr. Datika) of the Company have entered into support and voting agreements pursuant to which they have agreed, subject to the terms thereof, to vote their Shares in favor of the Arrangement Resolution at the Special Meeting.

Each of the Rollover Shareholders has also agreed, subject to the terms of the Rollover Agreements, to vote their Shares in favor of the Arrangement Resolution at the Special Meeting.

INX Token and Future Commitments

The INX Token will continue to be traded on INX.One. As part of the transfer of ownership, INX’s cash reserve fund, which as of the date hereof totals approximately US$34.3 million, will be fully distributed to INX Token holders after closing of the transaction, consistent with the commitment made by INX Limited, a wholly-owned subsidiary of INX, to its community as described in INX Limited’s prospectus. The INX Token will continue to play a role within the expanded ecosystem, as the merged entity introduces new opportunities in tokenized finance. Investors and holders will be able to engage with a broader range of assets, including security tokens, RWAs, shares, stablecoins, cryptocurrencies, bonds, ETFs, private credit and real estate.

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With a blend of traditional market expertise and a disruptive fintech approach, INX offers state-of-the-art solutions to modern financial challenges. The company is led by a dedicated team of business, finance, and technology veterans committed to redefining capital markets through blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.: INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. Our mission is to bring communities together and empower them with financial innovation. INX’s journey began with the initial public token offering of the INX Token, in which it raised US$84 million. The INX Group is shaping the blockchain asset industry by working within a regulated environment under oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

About Republic:

Headquartered in New York City, Republic is a global financial firm operating a network of retail-focused investment platforms and an enterprise digital advisory arm. With a deep track record of legal and technical innovation, Republic is known for providing access to new asset classes to investors of all types. Backed by Valor Equity Partners, Galaxy Interactive, HOF Capital, AngelList and other leading institutions, Republic boasts a global portfolio of over 2,000 companies and a community of nearly three million members in over 150 countries. More than $3 billion has been deployed through investment platforms, funds, and firms within the Republic family of companies with operations established in the US, the UK, EU, the UAE, and South Korea. For more information on Republic, visit www.republic.com. All broker-dealer related securities activity is conducted by OpenDeal Broker LLC, an affiliate of OpenDeal Inc. and OpenDeal Portal LLC, and a registered broker-dealer, and member of FINRA | SiPC, located at 149 5th Avenue, 10th FL, New York, 10010 please check our background on FINRA’s BrokerCheck and Form CRS here. *Any commission sharing agreements between INX and Republic are specifically between Republic’s regulated entities - OpenDeal Portal LLC and OpenDeal Broker LLC.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as of the date of this news release. Forward-looking information includes predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance and often uses phrases such as “expects”, “anticipates”, “plans”, “believes”, or variations of such words and phrases. Forward-looking information includes, but is not limited to, statements with respect to the Arrangement, including the expected timing of the Special Meeting, the benefits of the Arrangement, the expected timing to complete the Arrangement and the delivery of the consideration thereunder, and other statements that are not historical facts.

INX has made certain assumptions in disclosing the forward-looking information contained in this press release, including the continued development of the INX trading platform, the ability to complete the Arrangement on the contemplated terms or at all, and that the conditions precedent to closing of the Arrangement can be satisfied. While INX believes the expectations reflected in such forward-looking information are reasonable, no assurance can be given that these expectations will prove correct. Known and unknown risks, uncertainties, and other factors may cause actual results and future events to differ materially from those expressed or implied by such forward-looking information. Factors include the ability to complete the Arrangement on the contemplated terms or at all, that the conditions precedent to closing of the Arrangement can be satisfied, regulatory developments, market conditions for digital securities and cryptocurrencies, and general economic conditions. Readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise forward-looking information to reflect actual results or new information.

Cboe Canada is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or solicit an offer to buy any securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Contact: Alan Silbert

Email: investorrelations@inx.co

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